SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

DEL TACO RESTAURANT PROPERTIES II
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.

(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,054,400	$587.32

*	For purposes of calculating the filing fee only. Assumes the purchase of 25,272 Units at a purchase price equal to $200 per Unit in cash.

[ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. (collectively the “Purchasers”) to purchase all Units of limited partnership interest (the “Units”) in Del Taco Restaurant Properties II (the “Partnership”), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $200 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 17, 2015 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any distributions made after March 31, 2015 or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Unit holders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date. Purchasers are entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Unit holders with respect to the transferred Units, regardless of when the claims asserted and such action accrued.

The Partnership had 832 holders of record owning an aggregate of 27,006 Units as of DECEMBER 31, 2013 and September 31, 2014, respectively, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2013 and Quarterly Report on Form 10-Q for the period ending September 31, 2014, respectively.  The Purchasers and their affiliates currently beneficially own 1,734 Units, or 6.42% of the outstanding Units.  The 25,272 Units subject to the Offer constitute 100% of the outstanding Units not already owned by the Purchasers and their affiliates.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $5,054,400 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Partnership’s principal executive offices is 25521 Commercentre Drive, Lake Forest, California 92630, and its phone number is (949) 462-9300.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 17, 2015

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Unit holders dated February 17, 2015

(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 17, 2015

MacKenzie Realty Capital, Inc.

By:	/s/ Chip Patterson
Chip Patterson, Secretary